FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                                 23 January 2004


                           BALTIMORE TECHNOLOGIES PLC
                               (Registrant's name)


       Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
                   Theale, Reading, Berkshire, England RG7 4SA
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.


                  Form 20-F _____X_____    Form 40-F _________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.


                         Yes _________    No _____X_____


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).



                                  EXHIBIT INDEX


Press Release regarding Shareholder Update dated 23 January 2004





                   BALTIMORE TECHNOLOGIES SHAREHOLDER UPDATE

London, UK - 23 January 2004: Baltimore Technologies plc (London: BLM) today posted the following letter to all Baltimore shareholders:

Dear Shareholder,

When I last wrote to you at the beginning of December to update you on the developments at Baltimore Technologies, I mentioned that the Board was looking at putting a voluntary low cost share dealing service in place to help those investors who hold a small number of shares. I am writing to you now to announce the introduction of this service, together with the launch of a special shareholder helpline.

Voluntary share dealing service

Although we welcome all small shareholders, we recognise that due to Baltimore's history a large number of very small shareholders exist on the register. For those persons we recognise that it may be uneconomic to sell such a small shareholding, given typical share dealing costs. Consequently, all shareholders who hold up to 500 Baltimore Technologies shares will soon be able to use a voluntary, low cost, postal share dealing service. Using this service, such shareholders can either buy more Baltimore Technologies shares, up to a value of GBP5,000, or sell their entire Baltimore Technologies shareholding, with a transaction fee of one penny per share. Shareholders with more than 500 shares who wish to trade should contact their bank, IFA or broker in the usual way.

There will also be an option to donate to charity the cash proceeds of any share sale through ShareGift - the charity share donation scheme.

Details of how to take part are enclosed with this letter to those shareholders with up to 500 shares.

Shareholder information line

We have established a toll-free shareholder information line, operational from today, which all shareholders can call for help with general enquiries, to access this service please call Freephone 00800 8888 8080 (or +44 20 7335 5704 if calling from outside the UK and the Republic of Ireland). The information line is open between 09.00 and 17.30 Monday to Friday.

General update

I am also keen to keep you informed of developments at your company and to update you on our progress at securing value for the business.

We are continuing to work hard in all our shareholders' interests to resolve the company's remaining liabilities and to monetise residual non-cash assets. As stated in our letter to you of 5 December, over the last 21 months since the current management took over, GBP41 million of cash has been raised from disposals, and monthly operating losses have been cut by GBP5.5m. We hope to be able to update you with further information in respect of our efforts in this regard shortly.

We are also continuing to review the strategic options facing the company, which are essentially either returning cash to shareholders by liquidating the company or investing in another business through acquisition. We are making progress and, as I stated in December, the Board expects to be able to make a recommendation to shareholders for approval by the time that Baltimore Technologies announces its audited full year results by the end of March.

I look forward to updating you on further progress shortly.

Yours sincerely

Bijan Khezri
Executive Chairman

If you have sold or otherwise transferred all of your holding of shares in Baltimore, you should forward this letter to the Banker, Broker or person to whom the sale or transfer was effected for transmission to the purchaser or transferee.

                                    - ENDS -

For further information please call:

Smithfield - 020 7360 4900
Andrew Hey
Nick Bastin
Will Swan

About Baltimore Technologies (BLM)

Following the completion of the disposal of Baltimore Technologies' core PKI authentication business on 2 December 2003 the continuing Group's assets consist primarily of cash, the Company's residual hardware and software support businesses and a range of property interests.

For further information go to: www.baltimore.com

                                      ###




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                Baltimore Technologies plc



                By:

                Name:       Dennis Paul Kelly
                Title:      Chief Financial Officer & Chief Operating Officer




Date: 23 January 2004